As filed with the U.S. Securities and Exchange Commission on March 19, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

HIGH INCOME SECURITIES FUND
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, Without Par Value
(Title of Class of Securities)

42968F108
(CUSIP Number of Class of Securities)

Phillip Goldstein
Chairman
High Income Securities Fund
615 East Michigan Street
Milwaukee, Wisconsin 53202
(888) 898-4107

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Thomas R. Westle
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5239

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$ 68,129,484(a)	$8,257.29(b)

(a)           The transaction valuation is based upon the purchase of 7,365,349.629 shares of High Income Securities Fund based upon a price of $9.25 per share (99% the net asset value per share at March 18, 2019).
(b)            Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,964.30
Form or Registration No.:	SC TO-I
Filing Party:	High Income Securities Fund
Date Filed:	February 8, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]           third-party tender offer subject to Rule 14d-1.
[X]          Issuer tender offer subject to Rule 13e-4.
[_]           going-private transaction subject to Rule 13e-3.
[_]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on February 8, 2019 (the “Schedule TO”) by High Income Securities Fund, a Massachusetts business trust (the “Fund”), in connection with the offer by the Fund (the “Offer”) to purchase for cash up to 7,111,696 of the Fund’s outstanding common shares of beneficial interest, without par value (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated February 8, 2019, and the related Letter of Transmittal, which are filed as exhibits to the Schedule TO. The Offer terminated at 5:00 p.m., Eastern Time on March 18, 2019, and a total of 7,365,349.629 shares or approximately 56.9617% of the Fund’s outstanding shares were validly tendered.  253,653.629 shares were tendered in excess of the number of shares the Fund offered to purchase.  In accordance with the rules of the U.S. Securities and Exchange Commission allowing the Fund to purchase additional shares not to exceed 2% of the outstanding shares (approximately 258,607 shares) without amending or extending the offer, the Fund has elected to purchase all shares tendered at a price of $9.25 per Share, which is 99% of the per Share net asset value on March 18, 2019 ($9.34).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

High Income Securities Fund

By:	/s/ Phillip Goldstein
Name:	Phillip Goldstein
Title:	Chairman

Dated:  March 19, 2019